FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of January 2007


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.










Media

Information


                                18 January 2007
                      BG Sells Mauritanian Interests

BG Group plc today announced that it has completed the sale of Mauritania Holdings BV to Kuwait Foreign Exploration Company (KUFPEC) for a total consideration of US$128 million.

The agreement signed today marks the disposal of all BG Group's current interests in Mauritania.

BG Group has increased its worldwide exploration acreage significantly in the last 18 months and believes that its Mauritanian assets no longer fit strategically within its exploration portfolio.

There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2005. The Company does not undertake any obligation to update publicly, or revise, forward looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.



Notes to Editors:



BG Group plc is a global natural gas business. Active on five continents in over 25 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power.



BG Group purchased Mauritania Holdings BV from Hardman Resources Limited in 2004 for an aggregate cash consideration of US$132 million.



Mauritania Holdings BV operated as a wholly-owned subsidiary of BG Group managing its interests in Production Sharing Contracts (PSCs) A and B covering blocks 3, 4 and 5 offshore Mauritania, West Africa. These interests were - 13.084% equity in PSC A, 11.630% equity in PSC B and 10.234% equity in the Chinguetti Exclusive Exploitation Authorisation (EEA).



PSC A covers Block 3 and shallow water Blocks 4 and 5. A gas field (Banda) has been discovered in PSC A.



PSC B covers deep water Blocks 4 and 5. Five oil discoveries have been made in PSC B (Chinguetti, Tiof, Tevet, Tevet Deep and Labeidna). The Chinguetti field commenced production in Feburary 2006. Development studies on the Tiof field are ongoing.



Enquiries:



Communications
+44 (0) 118 929 3110



Out of hours media mobile:                          +44 (0) 791 718 5707

Investor Relations      Chris Lloyd/Helen Parris/
                        Siobhan Andrews             +44 (0) 118 929 3025


Website: www.bg-group.com

                                    - ends -


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 18 January 2007                                By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary